Exhibit 99.1

SECOND QUARTER REPORT

JUNE 30, 2013

TABLE OF CONTENTS
ITEM 1.	Financial Statements
Unaudited Interim Consolidated Balance Sheets as at June 30, 2013 and December 31, 2012
Unaudited Interim Consolidated Statements of Operations for the Three and Six Month Periods ended June 30, 2013 and 2012
Unaudited Interim Consolidated Statements of Comprehensive Loss for the Three and Six Month Periods ended June 30, 2013 and 2012
Unaudited Interim Consolidated Statement of Equity for the Six Month Period ended June 30, 2013
Unaudited Interim Consolidated Statements of Cash Flows for the Three and Six Month Periods ended June 30, 2013 and 2012
Notes to the Unaudited Interim Consolidated Financial Statements
ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

	June 30, 2013	December 31, 2012

(Unaudited)

ASSETS

CURRENT
Cash and cash equivalents	$103,311	$1,162,884
Short-term investments	-	15,000
Accounts receivable	19,961	26,460
Due from related parties	2,915	1,672
Inventories (Note 3)	600,354	351,900
Prepaid expenses	53,269	52,750

TOTAL CURRENT ASSETS	779,810	1,610,666

LONG-TERM INVESTMENTS (Note 4)	60,477	66,872
OTHER LONG-TERM INVESTMENTS (Note 5)	251,148	270,612
INVENTORIES (Note 3)	14,891	67,897
PROPERTY, PLANT AND EQUIPMENT (Note 6)	7,203,078	6,963,750
DEFERRED INCOME TAXES	55,800	47,556
OTHER ASSETS	44,247	57,438

TOTAL ASSETS	$8,409,451	$9,084,791

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$416,400	$755,705
Payable to related parties	163,718	185,462
Interest payable on long-term debt (Note 7 and 8)	24,626	31,406
Interim funding facility (Note 8 (a))	1,799,004	1,799,004

TOTAL CURRENT LIABILITIES	2,403,748	2,771,577

CONVERTIBLE CREDIT FACILITY (Note 7)	98,431	102,473
ASSET RETIREMENT OBLIGATIONS	107,136	126,912

TOTAL LIABILITIES	2,609,315	3,000,962

NATURE OF OPERATIONS (Note 1)
CONTINGENCIES (Note 18)
SUBSEQUENT EVENTS (Notes 1, 4(a) and 8(c))

EQUITY

SHARE CAPITAL (Note 9)
Authorized
Unlimited number of preferred shares without par value
Unlimited number of common shares without par value
Issued and outstanding
1,005,990,498 (2012 - 1,005,535,530) common shares	9,149,508	9,145,394
ADDITIONAL PAID-IN CAPITAL	1,537,755	1,520,745
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME (Note 10)	(10,338)	12,849
DEFICIT	(4,762,947)	(4,606,905)

TOTAL TURQUOISE HILL RESOURCES LTD. SHAREHOLDERS’ EQUITY	5,913,978	6,072,083
NONCONTROLLING INTERESTS (Note 11)	(113,842)	11,746

TOTAL EQUITY	5,800,136	6,083,829

TOTAL LIABILITIES AND EQUITY	$8,409,451	$9,084,791

APPROVED BY THE BOARD:

/s/ J. Gardiner	/s/ P. Gillin
J. Gardiner, Director	P. Gillin, Director

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Operations

(Stated in thousands of U.S. dollars, except for share and per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

(Unaudited)

REVENUE	$46,922	$28,201	$90,882	$68,354

COST OF SALES (Note 12)	(82,500)	(49,715)	(151,258)	(80,103)

EXPENSES
Exploration and evaluation	(13,148)	(37,432)	(31,289)	(95,825)
Other operating expenses	(60,807)	(27,650)	(75,377)	(46,014)
General and administrative	(16,978)	(80,986)	(32,823)	(112,504)
Depreciation	(1,750)	(614)	(2,628)	(2,331)
Accretion of asset retirement obligations	(2,263)	(1,193)	(4,604)	(2,146)
Write-down of carrying value of materials and supplies inventory	(6,930)	-	(6,930)	-
Write-down of carrying value of property, plant and equipment	(31,621)	-	(31,621)	-
TOTAL EXPENSES	(215,997)	(197,590)	(336,530)	(338,923)
OPERATING LOSS	(169,075)	(169,389)	(245,648)	(270,569)

OTHER INCOME (EXPENSES)
Interest income	4,406	4,822	12,558	10,711
Interest expense	(7,650)	(2,019)	(12,617)	(2,785)
Financing costs	-	(168,721)	-	(168,721)
Foreign exchange (losses) gains	(2,060)	(8,669)	(3,987)	1,242
Change in fair value of derivative	-	18,506	-	18,506
Change in fair value of embedded derivatives (Note 7)	3,343	26,771	4,091	25,995
Other expense (Note 13)	(5,199)	(9,532)	(4,933)	(4,798)
LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(176,235)	(308,231)	(250,536)	(390,419)

(Provision) recovery of income and other taxes	(4,736)	4,391	(11,095)	3
Share of loss of significantly influenced investees	(1,276)	(2,270)	(2,551)	(20,557)
NET LOSS	(182,247)	(306,110)	(264,182)	(410,973)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS (Note 11)	76,946	20,213	108,140	44,476
NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(105,301)	$(285,897)	$(156,042)	$(366,497)

BASIC AND DILUTED LOSS PER SHARE ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(0.10)	$(0.35)	$(0.16)	$(0.45)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING (000’s)	1,005,773	810,161	1,005,683	809,686

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Loss

(Stated in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

(Unaudited)

NET LOSS	$(182,247)	$(306,110)	$(264,182)	$(410,973)

OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAXES
Unrealized gains (losses) on available-for-sale equity securities, net of tax recovery of $nil, $772, $nil, $2,847 (Note 4 (b))	3,348	(22,205)	(284)	(23,922)
Unrealized (losses) gains on available-for-sale debt securities, net of tax of $nil, $nil, $nil, $nil (Note 5)	(1,588)	1,498	(12,213)	26,046
Currency translation adjustments, net of tax of $nil, $nil, $nil, $nil	(25,968)	(2,873)	(25,296)	2,039

TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(24,208)	(23,580)	(37,793)	4,163

TOTAL COMPREHENSIVE LOSS	$(206,455)	$(329,690)	$(301,975)	$(406,810)

COMPREHENSIVE LOSS ATTRIBUTABLE TO:
Turquoise Hill Resources Ltd.	$(117,933)	$(299,485)	$(179,229)	$(360,140)
Noncontrolling interests	(88,522)	(30,205)	(122,746)	(46,670)

	$(206,455)	$(329,690)	$(301,975)	$(406,810)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statement of Equity

(Stated in thousands of U.S. dollars, except for share amounts)

(Unaudited)
	Share Capital		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Deficit	Noncontrolling Interests	Total
	Number of Common Shares	Amount

Balances, December 31, 2012	1,005,535,530	$9,145,394	$1,520,745	$12,849	$(4,606,905)	$11,746	$6,083,829
Net loss	-	-	-	-	(156,042)	(108,140)	(264,182)
Other comprehensive loss	-	-	-	(23,187)	-	(14,606)	(37,793)
Shares issued for:
Exercise of stock options	422,148	3,602	(2,372)	-	-	-	1,230
Share purchase plan	19,070	148	-	-	-	-	148
Bonus shares	13,750	364	(364)	-	-	-	-
Other increase (decrease) in noncontrolling interests (Note 11)	-	-	8,598	-	-	(2,842)	5,756
Dilution losses	-	-	(1,201)	-	-	-	(1,201)
Stock-based compensation (net of reclassifications of $290)	-	-	12,349	-	-	-	12,349

Balances, June 30, 2013	1,005,990,498	$9,149,508	$1,537,755	$(10,338)	$(4,762,947)	$(113,842)	$5,800,136

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

(Unaudited)

OPERATING ACTIVITIES

Cash used in operating activities (Note 14)	$(197,889)	$(148,952)	$(315,921)	$(262,202)

INVESTING ACTIVITIES
Proceeds from sale of discontinued operations	-	-	-	13,000
Purchase of long-term investments	(164)	(6,450)	(1,579)	(24,450)
Proceeds from redemption of short-term investments	-	-	15,000	-
Proceeds from sale of long-term investments	226	359	226	1,500
Proceeds from redemption of other long-term investments	5,992	50	6,048	15,067
Expenditures on property, plant and equipment	(292,584)	(695,091)	(775,096)	(1,428,779)
Proceeds from sale of property, plant and equipment	717	-	717	-
Decrease in environmental bonds	182	-	182	-
Proceeds from (expenditures on) other assets	8,142	(1,321)	7,960	(3,500)

Cash used in investing activities	(277,489)	(702,453)	(746,542)	(1,427,162)

FINANCING ACTIVITIES
Issue of share capital	1,047	1,148	1,378	20,512
Proceeds from interim funding facility (Note 8 (a))	-	476,451	-	1,180,162
Proceeds from (repayment of) credit facilities	-	14	-	(289)
Noncontrolling interests’ reduction of investment in subsidiaries	-	-	-	(960)
Noncontrolling interests’ investment in subsidiaries	23	622	4,554	726

Cash provided by financing activities	1,070	478,235	5,932	1,200,151

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(3,028)	(6,410)	(3,042)	6,711

NET CASH OUTFLOW	(477,336)	(379,580)	(1,059,573)	(482,502)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	580,647	895,132	1,162,884	998,054

CASH AND CASH EQUIVALENTS, END OF PERIOD	$103,311	$515,552	$103,311	$515,552

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
Cash on hand and demand deposits	$93,293	$302,603	$93,293	$302,603
Short-term money market instruments	10,018	212,949	10,018	212,949

	$103,311	$515,552	$103,311	$515,552

Supplementary cash flow information (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

1.	NATURE OF OPERATIONS

Turquoise Hill Resources Ltd. (“the Company”), together with its subsidiaries (collectively referred to as “Turquoise Hill”), is an international mining company focused on copper, gold and coal mines in the Asia Pacific region.

These unaudited interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business operations. Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

As at June 30, 2013, Turquoise Hill had consolidated cash of $103.3 million, a consolidated working capital deficiency of $1.6 billion and an accumulated deficit of $4.8 billion. The consolidated working capital deficiency is largely a result of the approximate $1.8 billion interim funding facility due to majority shareholder Rio Tinto plc (“Rio Tinto”) being classified as a current liability.

In 2010, Rio Tinto provided the Company with a $1.8 billion interim funding facility to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The interim funding facility matures on December 31, 2013 and is subject to earlier mandatory repayment from the expected proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package.

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package. The $225 million Short Term Bridge Facility (Note 8(c)), which is now undrawn, was extended to enable the Company to draw down against it in order to fund a cash call obligation for Oyu Tolgoi due on August 13, 2013 and until definitive agreements for the new bridge facility (New Bridge Facility) are finalized, which is expected to be on or around August 28, 2013. Rio Tinto has waived its right to exercise its option to convert all or any amounts outstanding under the Short-Term Bridge Facility into the Company’s common shares, and the New Bridge Facility is not convertible into any securities of the Company.

Under the New Bridge Facility, Rio Tinto will provide the Company with a secured $600 million bridge funding facility that matures on December 31, 2013. The New Bridge Facility will have a front end fee of $6 million, an interest rate of LIBOR plus 5% per annum on drawn amounts and a commitment fee of 2% per annum on undrawn amounts. The facility will be used initially to refinance any amounts outstanding under the Short-Term Bridge Facility and thereafter be used for the continued ramp up of phase one of the Oyu Tolgoi mine development.

Under the terms of the New Bridge Facility, in the event that the Oyu Tolgoi project financing funds are not available to repay the $600 million New Bridge Facility and the $1.8 billion interim funding facility, which both mature on December 31, 2013, the Company would be obligated to launch a rights offering, with a standby commitment from Rio Tinto, to close by the end of 2013, the proceeds of which would be used to repay both facilities.

The Company believes that based on its current cash position, the availability of components of the new funding package, the value of investments in publicly-traded subsidiaries and the planned project financing package, it will have sufficient funds to meet its minimum obligations, including general corporate activities, for at least the next 12 months.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accounting policies followed in preparing these consolidated financial statements are those used by the Company as set out in the audited consolidated financial statements for the year ended December 31, 2012.

Certain information and note disclosures normally included for annual consolidated financial statements prepared in accordance with U.S. GAAP have been omitted. These interim consolidated financial statements should be read together with the audited consolidated financial statements of the Company for the year ended December 31, 2012.

In the opinion of management, all adjustments considered necessary (including reclassifications and normal recurring adjustments) to present fairly the financial position, results of operations and cash flows at June 30, 2013 and for all periods presented, have been included in these financial statements. The interim results are not necessarily indicative of results for the full year ending December 31, 2013, or future operating periods. For further information, see the Company’s annual consolidated financial statements, including the accounting policies and notes thereto.

The Company has five segments: Oyu Tolgoi LLC (66.0% owned) (“Oyu Tolgoi”) with its copper-gold mine in southern Mongolia; Inova Resources Limited (56.4% owned) (“Inova”) (formerly Ivanhoe Australia Limited) with its copper-gold operations, development activities and exploration activities in Australia; SouthGobi Resources Ltd. (57.6% owned) (“SouthGobi”) with its coal operations and exploration activities in Mongolia; other exploration with projects primarily in Mongolia and Indonesia; and the Company’s corporate division.

References to “Cdn$” refer to Canadian currency, “Aud$” to Australian currency, and “$” to United States currency.

(b)	Comparative figures

Certain of the comparative figures have been reclassified to conform with the presentation as at and for the three and six months ended June 30, 2013. In particular, $27.7 million and $46.0 million have been reclassified from exploration and evaluation to other operating expenses for the three and six months ended June 30, 2012 respectively.

(c)	Accounting changes

—

In February 2013, the Financial Accounting Standards Board Accounting Standards Codification (“ASC”) guidance was updated to improve the reporting of reclassifications out of accumulated other comprehensive income. The updated guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. The updated guidance was effective for the Company’s fiscal year beginning January 1, 2013.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)	Recent accounting pronouncements

—

In March 2013, ASC guidance was issued to clarify foreign currency matters as they relate to the treatment of cumulative translation adjustments when a parent sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. The updated guidance also resolves the diversity in practice for the treatment of business combinations achieved in stages in a foreign entity. The updated guidance is effective for the Company’s fiscal year beginning January 1, 2014.

3.	INVENTORIES

	June 30, 2013	December 31, 2012

Current
Copper-gold stockpiles	$131,609	$1,791
Copper-gold concentrate	131,834	22,479
Coal stockpiles	7,964	10,232
Materials and supplies	328,947	317,398

	$600,354	$351,900

Noncurrent
Run-of-mine stockpiles	$14,891	$67,897

4.	LONG-TERM INVESTMENTS

	June 30, 2013	December 31, 2012
Investments in companies subject to significant influence:
Altynalmas Gold Ltd. (a)	$-	$-
RDCC LLC	14,720	13,166
Available-for-sale equity securities (b)	35,253	36,017
Held-for-trading equity securities	718	1,455
Other equity securities, cost method (c)	9,786	16,234

	$60,477	$66,872

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	LONG-TERM INVESTMENTS (Continued)

(a)	The Company holds a 50.0% interest in Altynalmas, which owns the Kyzyl Gold Project that hosts the Bakyrchik and Bolshevik gold deposits in Kazakhstan.

	June 30, 2013	December 31, 2012

Amount due from Altynalmas	$159,275	$156,751
Share of equity method losses in excess of common share investment	(159,275)	(156,751)

Net investment in Altynalmas	$-	$-

Amounts advanced to Altynalmas bear interest compounded monthly at a rate per annum equal to the one month London Inter-bank Offered Rate (“LIBOR”) plus 3.0% and are due on demand.

During the six month period ended June 30, 2013, Turquoise Hill recorded a $2.5 million (2012 - $20.2 million) share of loss on this investment.

On February 13, 2013, the Company signed an agreement with Sumeru Gold BV (Sumeru) for the sale of the Company’s 50% interest in Altynalmas for total cash consideration of $300 million. Subsequently, on August 2, 2013, the Company announced that, in light of changes in the gold market, it had entered into an additional agreement with Sumeru in connection with the sale. The supplemental agreement reflects a conditionally reduced cash consideration of $235 million. On August 6, 2013, Sumeru satisfied a key condition of the revised transaction structure by advancing $235 million to the Company ahead of completion of the transaction. Completion of the transaction remains subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities.

(b)	Available-for-sale equity securities

	June 30, 2013				December 31, 2012
	Equity Interest	Cost Basis	Unrealized (Loss) Gain	Fair Value	Equity Interest	Cost Basis	Unrealized Gain (Loss)	Fair Value
Ivanplats Limited (i)	7.0%	$24,386	$(290)	$24,096	7.0%	$17,938	$729	$18,667
Aspire Mining Limited (ii)	18.8%	5,661	-	5,661	19.9%	8,727	-	8,727
Entrée Gold Inc. (iii)	9.4%	4,723	-	4,723	10.7%	6,259	-	6,259
Emmerson Resources Limited (iv)	8.7%	723	-	723	8.7%	3,003	(723)	2,280
Other	-	50	-	50	-	96	(12)	84

		$35,543	$(290)	$35,253		$36,023	$(6)	$36,017

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	LONG-TERM INVESTMENTS (Continued)

(b)	Available-for-sale equity securities (continued)

(i)

At June 30, 2013, the Company held 6.4 million freely tradeable Class A common shares of Ivanplats Limited (“Ivanplats”) and a further 10.7 million Class A common shares that are subject to certain trading restrictions that expire by June 30, 2014 (Note 4 (c)(i)). The freely tradeable Class A common shares were valued based on their quoted market price. Whereas, a liquidity discount was applied to this quoted market price to value the Class A common shares that are subject to trading restrictions.

(ii)

During the three and six month periods ended June 30, 2013, Turquoise Hill recorded an other-than-temporary impairment of $3.1 million (2012 - $nil) against its investment in Aspire Mining Limited (“Aspire”) based on an assessment of the fair value of Aspire.

(iii)

During the three and six month periods ended June 30, 2013, Turquoise Hill recorded an other-than-temporary impairment of $1.5 million (2012 - $8.7 million) and $1.5 million (2012 - $11.4 million) respectively against its investment in Entree Gold Inc. (“Entree”) based on an assessment of the fair value of Entree.

(iv)

During the three and six month periods ended June 30, 2013, Turquoise Hill recorded an other-than-temporary impairment of $2.0 million (2012 - $nil) against its investment in Emmerson Resources Limited (“Emmerson”) based on an assessment of the fair value of Emmerson.

(c)	Other equity securities, cost method

	June 30, 2013		December 31, 2012
	Equity Interest	Cost Basis	Equity Interest	Cost Basis
Ivanplats Limited (i)	7.0%	$9,671	7.0%	$16,119
Other	-	115	-	115

		$9,786		$16,234

(i)

In September 2012, Ivanplats completed a reorganization whereby all 33.5 million Ivanplats common shares held by the Company were reclassified to Class B common shares. The reclassification preserved the Company’s existing shareholder rights, but imposed a restriction on transferability that inhibited liquidity until such time as the Class B common shares were converted to Class A common shares. The Company accelerated the conversion of the Class B common shares by signing a Lock-up Agreement with Ivanplats in April 2013. Otherwise, the conversion would have occurred automatically 39 months after the completion of Ivanplats initial public offering, which was completed on October 23, 2012. Upon signing the Lock-up Agreement, the Class B common shares automatically converted to Class A common shares and became subject to certain restrictions on disposition. These trading restrictions are gradually lifted over a 33 month period commencing April 23, 2013.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

4.	LONG-TERM INVESTMENTS (Continued)

(c)	Other equity securities, cost method (continued)

At June 30, 2013, 13.4 million Class A common shares had been transferred from cost method investments to available-for-sale equity securities (Note 4(b)(i)). The transferred Class A common shares consists of 2.7 million Class A common shares with no trading restrictions and a further 10.7 million Class A common shares with trading restrictions that expire by June 30, 2014.

As at June 30, 2013, the Company held a further 20.1 million Class A common shares with trading restrictions exceeding one year, which are classified as a cost method investment because they do not have a readily determinable fair value.

5.	OTHER LONG-TERM INVESTMENTS

	June 30, 2013	December 31, 2012

Prepayments	$143,820	$153,941
Treasury Bill	107,328	106,531
Other	-	10,140

	$251,148	$270,612

On October 20, 2009, Turquoise Hill purchased a Treasury Bill (“T-Bill”) from the Mongolian Government, having a face value of $115.0 million, for $100.0 million. The annual rate of interest on the T-Bill was set at 3.0%. The maturity date of the T-Bill is October 20, 2014.

Turquoise Hill made tax prepayments to the Mongolian Government of $50.0 million and $100.0 million on April 7, 2010 and June 7, 2011 respectively. The after-tax rate of interest on the tax prepayments is 1.59% compounding annually. Unless already off-set fully against Mongolian taxes, the Mongolian Government is required to repay any remaining tax prepayment balance, including accrued interest, on the fifth anniversary of the date the tax prepayment was made.

Turquoise Hill has designated the T-Bill and tax prepayments as available-for-sale investments because they were not purchased with the intent of selling them in the near term and Turquoise Hill’s intention to hold them to maturity is uncertain. The fair values of the T-Bill and tax prepayments are estimated based on available public information regarding what market participants would consider for such investments. Changes in the fair value of available-for-sale investments are recognized in accumulated other comprehensive income.

Turquoise Hill has used a discounted cash flow approach to value the T-Bill and tax prepayments incorporating the following weighted average assumptions:

	T-Bill		Tax Prepayments
	June 30, 2013	December 31, 2012	June 30, 2013	December 31, 2012

Purchased Amount	$100,000,000	$100,000,000	$150,000,000	$150,000,000
Discount Rate	5.5%	4.4%	5.5%	4.4%
Term	1.3 years	1.8 years	2.2 years	0.3 years

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

5.	OTHER LONG-TERM INVESTMENTS (Continued)

Based on the discounted cash flow models as at June 30, 2013, the fair values of the T-Bill and tax prepayments were estimated at $107.3 million and $143.8 million respectively. As a result of these valuations, Turquoise Hill recorded an unrealized loss of $0.7 million (2012 – $11.5 million unrealized gain) on the T-Bill and an unrealized loss of $11.5 million (2012 – $14.5 million unrealized gain) on the tax prepayments in accumulated other comprehensive income for the six month period ended June 30, 2013.

6.	PROPERTY, PLANT AND EQUIPMENT

	June 30, 2013			December 31, 2012
	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value	Cost	Accumulated Depletion and Depreciation, Including Write-downs	Net Book Value
Mining plant and equipment
Oyu Tolgoi, Mongolia	$4,080,798	$(140,406)	$3,940,392	$-	$-	$-
Ovoot Tolgoi, Mongolia	462,688	(136,394)	326,294	460,938	(108,946)	351,992
Australia (a)	148,280	(53,264)	95,016	98,485	(12,606)	85,879

	$4,691,766	$(330,064)	$4,361,702	$559,423	$(121,552)	$437,871

Mineral property interests
Oyu Tolgoi, Mongolia	$922,207	$(29,785)	$892,422	$1,087,799	$(15,729)	$1,072,070
Ovoot Tolgoi, Mongolia	37,752	(2,270)	35,482	37,606	(2,215)	35,391
Australia	23,129	(126)	23,003	24,694	(126)	24,568
Other exploration projects	1,252	(1,244)	8	1,252	(1,244)	8

	$984,340	$(33,425)	$950,915	$1,151,351	$(19,314)	$1,132,037

Other capital assets
Oyu Tolgoi, Mongolia	$44,644	$(11,569)	$33,075	$644,114	$(78,354)	$565,760
Ovoot Tolgoi, Mongolia	3,029	(1,118)	1,911	3,414	(1,231)	2,183
Australia	8,648	(4,164)	4,484	6,939	(3,095)	3,844
Other exploration projects	4,935	(4,275)	660	4,678	(3,911)	767

	$61,256	$(21,126)	$40,130	$659,145	$(86,591)	$572,554

Capital works in progress
Oyu Tolgoi, Mongolia	$1,794,241	$-	$1,794,241	$4,710,266	$-	$4,710,266
Ovoot Tolgoi, Mongolia	55,952	-	55,952	55,912	-	55,912
Australia	138	-	138	55,110	-	55,110

	$1,850,331	$-	$1,850,331	$4,821,288	$-	$4,821,288

	$7,587,693	$(384,615)	$7,203,078	$7,191,207	$(227,457)	$6,963,750

(a)

Due to decreases in commodity prices and increases in mining costs, Turquoise Hill conducted an impairment analysis whereby the carrying value of the Osborne copper-gold operation’s asset group was assessed. The asset group’s recoverable amount was based on estimated future cash flows that assume the depletion of the Osborne copper-gold operation’s three underground mines – Kulthor, Osborne and Starra 276 - will continue until the end of 2016. Since the carrying value of the asset group was determined to be higher than its recoverable amount, an impairment loss of $26.7 million, based on discounted estimated future cash flows associated with value beyond proven and probable reserves, was recorded during the six months ended June 30, 2013.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	CONVERTIBLE CREDIT FACILITY

	June 30, 2013	December 31, 2012

Principal amount of convertible debenture	$500,000	$500,000

(Deduct) add:
Bifurcation of embedded derivative liability	(313,292)	(313,292)
Accretion of discount	307	259
Reduction of carrying amount upon partial conversion of convertible debenture in 2010	(93,370)	(93,370)

Carrying amount of debt host contract	93,645	93,597

Embedded derivative liability	4,786	8,876

Convertible credit facility	98,431	102,473

Accrued interest	12,278	6,301

Transaction costs allocated to deferred charges	(2,795)	(2,796)

Net carrying amount of convertible credit facility	$107,914	$105,978

On November 19, 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of China Investment Corporation (“CIC”) for $500.0 million. The convertible debenture bears interest at 8.0% (6.4% payable semi-annually in cash and 1.6% payable annually in shares of SouthGobi) and has a term of 30 years. A first charge over SouthGobi’s assets, including the shares of its material subsidiaries, is pledged as collateral against the convertible debenture. An event of default on the convertible debenture can be triggered as a result of certain encumbrances on SouthGobi’s assets (Note 18).

Pursuant to the convertible debentures’ terms, SouthGobi had the right to call for the conversion of up to $250.0 million of the convertible debenture upon SouthGobi achieving a public float of 25.0% of its common shares under certain agreed circumstances. On March 29, 2010, SouthGobi exercised this right and completed the conversion of $250.0 million of the convertible debenture into 21.5 million shares at a conversion price of $11.64 (Cdn$11.88).

CIC has the right to convert the debenture, in whole or in part, into common shares of SouthGobi from November 19, 2010 onwards. After November 19, 2014, SouthGobi is entitled to convert the debenture, in whole or in part, into its common shares at the conversion price if the conversion price is at least Cdn$10.66. The conversion price is the lower of Cdn$11.88 or the 50-day volume-weighted average price at the date of conversion, subject to a floor price of Cdn$8.88 per share.

During the three months ended June 30, 2013, SouthGobi and CIC mutually agreed upon a three month deferral of the convertible debenture’s semi-annual $7.9 million cash interest payment due on May 19, 2013. The $7.9 million cash interest payment is now due on August 19, 2013.

As at June 30, 2013, the fair value of the embedded derivative liability associated with the remaining $250.0 million principal outstanding was determined to be $4.8 million (December 31, 2012 - $8.9 million). During the six month period ended June 30, 2013, Turquoise Hill recognized a gain of $4.1 million (2012 - $26.0 million) as a result of the change in the fair value of the embedded derivative liability.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

7.	CONVERTIBLE CREDIT FACILITY (Continued)

During the six month period ended June 30, 2013, Turquoise Hill capitalized $nil (2012 - $8.2 million) of interest expense incurred on the convertible credit facility.

The embedded derivative liability was valued using a Monte Carlo simulation valuation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is significant uncertainty in the future value of inputs and where the movement in the inputs can be independent of each other. Some of the key inputs used by the Monte Carlo simulation include: floor and ceiling conversion prices, SouthGobi’s share price, expected volatility of SouthGobi’s share price, risk-free rate of return, spot Cdn$ exchange rates and forward Cdn$ exchange rate curves.

Assumptions used in the Monte Carlo valuation model were as follows:

	June 30, 2013	December 31, 2012

Floor conversion price	Cdn$8.88	Cdn$8.88
Ceiling conversion price	Cdn$11.88	Cdn$11.88
Common share price	Cdn$1.24	Cdn$2.05
Expected volatility	69%	70%
Risk-free rate of return	2.84%	2.26%
Foreign exchange spot rate (U.S. Dollar equivalent to Cdn$1)	0.95	1.01
Forward foreign exchange rate curve (U.S. Dollar equivalent to Cdn$1)	0.92 - 0.95	0.96 - 1.01

8.	INTERIM FUNDING FACILITIES

(a)	Interim Funding Facility

In December 2010, Rio Tinto provided the Company with an initial, non-revolving interim funding facility of $1.8 billion to assist in sustaining the development of the Oyu Tolgoi copper-gold mine. The interim funding facility matures on December 31, 2013, subject to earlier mandatory prepayment of all amounts from the proceeds of the first drawdown under the planned Oyu Tolgoi project-financing package.

As at June 30, 2013, a total of approximately $1.8 billion (December 31, 2012 - $1.8 billion) had been drawn down on the interim funding facility.

Amounts advanced to the Company under the interim funding facility bear interest at the weighted average rate of return earned by the Company on the aggregate interim funding facility proceeds advanced to Oyu Tolgoi. During the six month period ended June 30, 2013, the interim funding facility’s effective annual interest rate equaled 90% of the sum of the three-month LIBOR and 6.5%.

During the six month period ended June 30, 2013, interest expense of $61.5 million (2012 - $38.1 million) was incurred on the interim funding facility, of which $58.9 million (2012 - $38.1 million) was capitalized as Oyu Tolgoi mine development costs.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

8.	INTERIM FUNDING FACILITIES (Continued)

(b)	Bridge Funding Facility

On April 17, 2012, the Company signed a Memorandum of Agreement with Rio Tinto that established Rio Tinto’s support for a series of funding measures, including an additional bridge funding facility of up to $1.5 billion towards continued construction of the Oyu Tolgoi mine. The bridge funding facility, which bore interest at LIBOR plus 5.0%, was not extended past its May 23, 2013 maturity date.

During 2012, the Company paid a front end fee of $15.0 million. Additionally, a commitment fee of 1.75%, calculated on an annual basis on the daily average of the undrawn amount under the bridge funding facility, was payable on a semi-annual basis in arrears throughout the term of the bridge funding facility.

During the six month period ended June 30, 2013, commitment fees of $10.4 million (2012 - $2.8 million) were incurred on the bridge funding facility, of which $10.2 million (2012 - $2.8 million) was capitalized as Oyu Tolgoi mine development costs.

No amounts were ever drawn on the bridge funding facility.

(c)	Short-Term Bridge Facility

On June 28, 2013, the Company entered into an agreement with majority shareholder Rio Tinto for a non-revolving bridge facility for up to $225 million that was set to mature on August 12, 2013 (Short-Term Bridge Facility). Amounts advanced to the Company under the Short-Term Bridge Facility bear interest at LIBOR plus 5%.

As at June 30, 2013, no amounts had been drawn on the Short-Term Bridge Facility.

On August 6, 2013, $235 million was advanced to the Company in connection with the sale of its 50% interest in Altynalmas, and this amount was used to repay in full the $224.8 million principal then outstanding on the Short-Term Bridge Facility.

On August 7, 2013, the Company signed a binding term sheet with Rio Tinto for a new funding package. The Short Term Bridge Facility, which is now undrawn, was extended to enable the Company to drawdown against it in order to fund a cash call obligation for Oyu Tolgoi due on August 13, 2013 and until definitive agreements for the New Bridge Facility are finalized, which is expected to be on or around August 28, 2013 (Note 1). Rio Tinto has waived its right to exercise its option to convert all or any amounts outstanding under the Short-Term Bridge Facility into the Company’s common shares.

During the six months ended June 30, 2013, the Company incurred a front end fee of $1.1 million. A commitment fee of 2.0%, calculated on an annual basis on the daily average of the undrawn amount under the Short-Term Bridge Facility, is payable on the facility’s maturity date.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

9.	SHARE CAPITAL

(a)	Rio Tinto Holdings

As at June 30, 2013, Rio Tinto’s equity ownership in the Company was 50.8% (December 31, 2012 – 50.8%). In addition, as at June 30, 2013, Rio Tinto held 74.2 million share purchase warrants (December 31, 2012 – 74.2 million) exercisable to purchase one common share of the Company at any time until May 22, 2015 at a price of $10.37.

(b)	Share Options

Stock-based compensation charged to operations was incurred by Turquoise Hill as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Turquoise Hill Resources Ltd. (i)	$3,463	$40,465	$6,067	$50,252
SouthGobi Resources Ltd.	455	5,372	1,264	8,950
Inova Resources Limited	1,562	1,986	3,118	4,557

	$5,480	$47,823	$10,449	$63,759

(i)	During the six month period ended June 30, 2013, 422,148 options were exercised, 7,193,785 options were cancelled, 532,771 options expired and nil options were granted.

During the six month period ended June 30, 2013, stock-based compensation of $1.5 million (2012 - $6.8 million) relating to the development of the Oyu Tolgoi mine was capitalized as property, plant and equipment.

10.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	Unrealized Loss on Available- For-Sale Equity Securities	Unrealized Loss on Available- For-Sale Debt Securities	Currency Translation Adjustments	Noncontrolling Interests	Total
Balance, December 31, 2012	$(461)	$(4,133)	$26,161	$(8,718)	$12,849
Change in other comprehensive (loss) income before reclassifications	(6,896)	(12,213)	(25,296)	14,606	(29,799)
Reclassifications from accumulated other comprehensive income	6,612	-	-	-	6,612

Net current-period other comprehensive (loss) income	(284)	(12,213)	(25,296)	14,606	(23,187)

Balance, June 30, 2013	$(745)	$(16,346)	$865	$5,888	$(10,338)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

10.	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) (Continued)

Details about Accumulated Other Comprehensive Income Components	Amount Reclassified from Accumulated Other Comprehensive Income		Affected Line Item in the Consolidated Statement of Operations
	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013
Unrealized loss on available-for-sale equity securities:
Other-than-temporary impairment charges	$(6,612)	$(6,612)	Other expense

11.	NONCONTROLLING INTERESTS

At June 30, 2013 there were noncontrolling interests in Oyu Tolgoi, Inova and SouthGobi:

	Noncontrolling Interests
	Oyu Tolgoi (a)	Inova	SouthGobi	Total
Balance, December 31, 2012	$(334,601)	$98,381	$247,966	$11,746
Noncontrolling interests’ share of loss	(50,465)	(29,100)	(28,575)	(108,140)
Noncontrolling interests’ share of other comprehensive loss	(3,903)	(10,703)	-	(14,606)
Common share investments funded on behalf of noncontrolling interest (a)	6,800	-	-	6,800
Funded amounts repayable to the Company (a)	(6,800)	-	-	(6,800)
Changes in noncontrolling interests arising from changes in ownership interests	-	5,217	(8,059)	(2,842)

Balance, June 30, 2013	$(388,969)	$63,795	$211,332	$(113,842)

(a)

Since 2011, Turquoise Hill has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to Turquoise Hill via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to Turquoise Hill.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of noncontrolling interest. As at June 30, 2013, the cumulative amounts of such funding and unrecognized interest were $652.6 million (December 31, 2012 - $645.8 million) and $83.3 million (December 31, 2012 - $59.7 million) respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

12.	COST OF SALES

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Production and delivery	$36,646	$20,870	$73,663	$40,449
Depreciation and depletion	11,431	4,525	17,533	10,862
Write-down of carrying value of inventory	28,669	8,733	37,894	13,205

Cost of sales during mine operations	76,746	34,128	129,090	64,516
Cost of sales related to idled mine assets (i)	5,754	15,587	22,168	15,587

	$82,500	$49,715	$151,258	$80,103

(i)

During the second quarter of 2012, SouthGobi commenced curtailing mining activities at the Ovoot Tolgoi mine to manage coal inventories and to maintain efficient working capital levels. By June 30, 2012, mining activities were fully curtailed and remained so for the remainder of 2012. While operations at the Ovoot Tolgoi mine resumed on March 22, 2013, the 2013 production plan does not fully utilize SouthGobi’s existing mining fleet. Accordingly, costs related to idled mine assets continue to be incurred subsequent to March 22, 2013.

Cost of sales related to idled mine assets for the three and six month periods ended June 30, 2013 includes $5.7 million (2012 - $8.8 million) and $16.9 million (2012 - $8.8 million) of depreciation expense respectively. The depreciation expense relates to SouthGobi’s idled plant and equipment.

13.	OTHER INCOME (EXPENSE)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Unrealized losses on long-term investments	$(473)	$(2,282)	$(468)	$(2,654)
Realized (losses) gains on long-term investments	(43)	(47)	(43)	38
Unrealized gains on other long-term investments	-	2,042	238	10,915
Realized gains on other long-term investments	1,929	24	1,952	32
Write-down of carrying value of long-term investments	(6,612)	(9,269)	(6,612)	(13,129)

	$(5,199)	$(9,532)	$(4,933)	$(4,798)

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

14.	CASH FLOW INFORMATION

(a)	Reconciliation of net loss to net cash flow used in operating activities

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012

Net loss	$(182,247)	$(306,110)	$(264,182)	$(410,973)
Items not involving use of cash
Stock-based compensation	6,120	43,707	11,089	58,669
Accretion expense	2,289	1,225	4,654	2,209
Depreciation	18,897	13,924	36,992	21,978
Accrued interest income	(2,719)	(2,576)	(5,413)	(5,037)
Financing costs	-	165,950	-	165,950
Unrealized losses on long-term investments	473	2,282	468	2,654
Realized losses (gains) on sale of long-term investments	43	47	43	(38)
Unrealized gains on other long-term investments	-	(2,042)	(238)	(10,915)
Realized gains on other long-term investments	(1,929)	(24)	(1,952)	(32)
Change in fair value of derivative	-	(18,506)	-	(18,506)
Change in fair value of embedded derivatives	(3,343)	(26,771)	(4,091)	(25,995)
Unrealized foreign exchange losses (gains)	319	5,164	456	(4,996)
Share of loss of significantly influenced investees	1,276	2,270	2,551	20,557
Write-down of carrying value of inventories	35,599	8,733	44,824	13,205
Write-down of carrying value of property, plant and equipment	31,621	-	31,621	-
Write-down of carrying value of long-term investments	6,612	9,269	6,612	13,129
Deferred income taxes	(5,909)	(1,141)	(8,244)	(1,666)
Bonus shares	-	4,116	-	5,090
Net change in non-cash operating working capital items:
Decrease (increase) in:
Accounts receivable	7,406	22,363	13,311	31,630
Due from related parties	1,018	217	(542)	202
Inventories	(110,841)	(41,334)	(200,386)	(89,640)
Prepaid expenses	(5,976)	(23,832)	(523)	(18,935)
(Decrease) increase in:
Accounts payable and accrued liabilities	(15,011)	16,480	41,370	(23,710)
Payable to related parties	13,368	(33,735)	(30,318)	(1,771)
Deferred revenue	-	4,872	-	4,872
Interest payable on long-term debt	5,045	6,500	5,977	9,867

Cash used in operating activities	$(197,889)	$(148,952)	$(315,921)	$(262,202)

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to continuing operations not already disclosed in the consolidated statements of cash flows were as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2012	2013	2012
Financing activities:
Interest settlement on convertible credit facility (Note 7)	$-	$-	$-	$4,000

	$-	$-	$-	$4,000

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	SEGMENT DISCLOSURES

	Six Months Ended June 30, 2013
	Oyu Tolgoi	Inova (a)	SouthGobi (b)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$87,249	$3,633	$-	$-	$90,882

COST OF SALES	-	(103,510)	(47,748)	-	-	(151,258)

EXPENSES
Exploration and evaluation	(12,492)	(14,605)	(494)	(3,698)	-	(31,289)
Other operating expenses	(61,061)	(5,692)	(8,624)	-	-	(75,377)
General and administrative	-	-	-	-	(32,823)	(32,823)
Depreciation	(1,015)	(1,123)	(121)	(360)	(9)	(2,628)
Accretion of asset retirement obligations	(3,166)	(1,211)	(227)	-	-	(4,604)
Write-down of carrying value of materials and supplies inventory	-	-	(6,930)	-	-	(6,930)
Write-down of carrying value of property, plant and equipment	-	(26,699)	(4,922)	-	-	(31,621)

TOTAL EXPENSES	(77,734)	(152,840)	(69,066)	(4,058)	(32,832)	(336,530)

OPERATING LOSS	(77,734)	(65,591)	(65,433)	(4,058)	(32,832)	(245,648)

OTHER INCOME (EXPENSES)
Interest income	1,820	800	45	25	9,868	12,558
Interest expense	-	-	(10,038)	-	(2,579)	(12,617)
Financing costs	-	-	-	-	-	-
Foreign exchange losses	(717)	(451)	(296)	(63)	(2,460)	(3,987)
Change in fair value of derivative	-	-	-	-	-	-
Change in fair value of embedded derivatives	-	-	4,091	-	-	4,091
Other (expense) income	-	(1,963)	(3,578)	-	608	(4,933)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(76,631)	(67,205)	(75,209)	(4,096)	(27,395)	(250,536)
(Provision) recovery of income and other taxes	(18,929)	-	7,913	(79)	-	(11,095)
Share of loss of significantly influenced investees	-	-	(27)	-	(2,524)	(2,551)

NET LOSS	(95,560)	(67,205)	(67,323)	(4,175)	(29,919)	(264,182)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	50,465	29,100	28,575	-	-	108,140

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(45,095)	$(38,105)	$(38,748)	$(4,175)	$(29,919)	$(156,042)

CAPITAL EXPENDITURES	$754,092	$19,000	$1,791	$187	$26	$775,096

TOTAL ASSETS	$7,390,135	$195,244	$622,070	$7,871	$194,131	$8,409,451

(a)

During the six months ended June 30, 2013, all of Inova’s revenue arose from sales in Australia. Revenue from the three largest customers were $58.9 million, $17.9 million and $9.7 million, respectively.

(b)	During the six months ended June 30, 2013, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the largest customer was $3.1 million.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended June 30, 2013
	Oyu Tolgoi	Inova (a)	SouthGobi (b)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$46,548	$374	$-	$-	$46,922

COST OF SALES	-	(56,837)	(25,663)	-	-	(82,500)

EXPENSES
Exploration and evaluation	(5,293)	(6,270)	(221)	(1,364)	-	(13,148)
Other operating expenses	(53,571)	(2,814)	(4,422)	-	-	(60,807)
General and administrative	-	-	-	-	(16,978)	(16,978)
Depreciation	(1,015)	(533)	(34)	(159)	(9)	(1,750)
Accretion of asset retirement obligations	(1,583)	(566)	(114)	-	-	(2,263)
Write-down of carrying value of materials and supplies inventory	-	-	(6,930)	-	-	(6,930)
Write-down of carrying value of property, plant and equipment	-	(26,699)	(4,922)	-	-	(31,621)

TOTAL EXPENSES	(61,462)	(93,719)	(42,306)	(1,523)	(16,987)	(215,997)

OPERATING LOSS	(61,462)	(47,171)	(41,932)	(1,523)	(16,987)	(169,075)

OTHER INCOME (EXPENSES)
Interest income	1,138	355	23	14	2,876	4,406
Interest expense	-	-	(5,071)	-	(2,579)	(7,650)
Financing costs	-	-	-	-	-	-
Foreign exchange gains (losses)	438	(139)	23	(63)	(2,319)	(2,060)
Change in fair value of derivative	-	-	-	-	-	-
Change in fair value of embedded derivatives	-	-	3,343	-	-	3,343
Other (expense) income	-	(1,963)	(3,583)	-	347	(5,199)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(59,886)	(48,918)	(47,197)	(1,572)	(18,662)	(176,235)
(Provision) recovery of income and other taxes	(10,394)	-	5,734	(76)	-	(4,736)
Share of loss of significantly influenced investees	-	-	(10)	-	(1,266)	(1,276)

NET LOSS	(70,280)	(48,918)	(41,473)	(1,648)	(19,928)	(182,247)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	38,038	21,293	17,615	-	-	76,946

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(32,242)	$(27,625)	$(23,858)	$(1,648)	$(19,928)	$(105,301)

CAPITAL EXPENDITURES	$285,448	$5,584	$1,412	$140	$-	$292,584

TOTAL ASSETS	$7,390,135	$195,244	$622,070	$7,871	$194,131	$8,409,451

(a)

During the three months ended June 30, 2013, all of Inova’s revenue arose from sales in Australia. Revenue from the three largest customers were $18.8 million, $17.5 million and $9.7 million, respectively.

(b)	During the three months ended June 30, 2013, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the two largest customers were $0.2 million and $0.2 million, respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	SEGMENT DISCLOSURES (Continued)

	Six Months Ended June 30, 2012
	Oyu Tolgoi	Inova (a)	SouthGobi (b)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$19,789	$48,565	$-	$-	$68,354

COST OF SALES	-	(24,051)	(56,052)	-	-	(80,103)

EXPENSES
Exploration and evaluation	(15,576)	(66,142)	(7,132)	(6,975)	-	(95,825)
Other operating expenses	(15,457)	(12,187)	(18,370)	-	-	(46,014)
General and administrative	-	-	-	-	(112,504)	(112,504)
Depreciation	-	(2,090)	(110)	(97)	(34)	(2,331)
Accretion of asset retirement obligations	(764)	(1,124)	(258)	-	-	(2,146)
Write-down of carrying value of materials and supplies inventory	-	-	-	-	-	-
Write-down of carrying value of property, plant and equipment	-	-	-	-	-	-

TOTAL EXPENSES	(31,797)	(105,594)	(81,922)	(7,072)	(112,538)	(338,923)

OPERATING LOSS	(31,797)	(85,805)	(33,357)	(7,072)	(112,538)	(270,569)

OTHER INCOME (EXPENSES)
Interest income	3,204	2,858	256	29	4,364	10,711
Interest expense	-	-	(2,022)	(1)	(762)	(2,785)
Financing costs	-	-	-	-	(168,721)	(168,721)
Foreign exchange (losses) gains	(1,315)	199	(1,960)	(85)	4,403	1,242
Change in fair value of derivative	-	-	-	-	18,506	18,506
Change in fair value of embedded derivatives	-	-	25,995	-	-	25,995
Other expense	-	(1,724)	(2,586)	-	(488)	(4,798)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(29,908)	(84,472)	(13,674)	(7,129)	(255,236)	(390,419)
(Provision) recovery of income and other taxes	(518)	(520)	1,962	(613)	(308)	3
Share of loss of significantly influenced investees	-	(291)	(54)	-	(20,212)	(20,557)

NET LOSS	(30,426)	(85,283)	(11,766)	(7,742)	(275,756)	(410,973)
NET LOSS ATTRIBUTABLE TO NONCONTROLLING INTERESTS	10,351	32,928	1,197	-	-	44,476

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(20,075)	$(52,355)	$(10,569)	$(7,742)	$(275,756)	$(366,497)

CAPITAL EXPENDITURES	$1,319,197	$39,012	$70,445	$118	$7	$1,428,779

TOTAL ASSETS	$5,501,597	$247,027	$799,005	$11,653	$456,876	$7,016,158

(a)	During the six months ended June 30, 2012, all of Inova’s revenue arose from sales in Australia to one customer.

(b)	During the six months ended June 30, 2012, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the two largest customers were $21.3 million and $16.0 million, respectively.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

15.	SEGMENT DISCLOSURES (Continued)

	Three Months Ended June 30, 2012
	Oyu Tolgoi	Inova (a)	SouthGobi (b)	Other Exploration	Corporate	Consolidated

REVENUE	$-	$19,789	$8,412	$-	$-	$28,201

COST OF SALES	-	(24,051)	(25,664)	-	-	(49,715)

EXPENSES
Exploration and evaluation	(8,854)	(24,018)	(2,100)	(2,460)	-	(37,432)
Other operating expenses	(8,376)	(6,681)	(12,593)	-	-	(27,650)
General and administrative	-	-	-	-	(80,986)	(80,986)
Depreciation	-	(509)	(55)	(18)	(32)	(614)
Accretion of asset retirement obligations	(510)	(558)	(125)	-	-	(1,193)
Write-down of carrying value of materials and supplies inventory	-	-	-	-	-	-
Write-down of carrying value of property, plant and equipment	-	-	-	-	-	-

TOTAL EXPENSES	(17,740)	(55,817)	(40,537)	(2,478)	(81,018)	(197,590)

OPERATING LOSS	(17,740)	(36,028)	(32,125)	(2,478)	(81,018)	(169,389)

OTHER INCOME (EXPENSES)
Interest income	1,597	909	105	17	2,194	4,822
Interest expense	-	-	(1,639)	(1)	(379)	(2,019)
Financing costs	-	-	-	-	(168,721)	(168,721)
Foreign exchange (losses) gains	(4,369)	245	483	(154)	(4,874)	(8,669)
Change in fair value of derivative	-	-	-	-	18,506	18,506
Change in fair value of embedded derivatives	-	-	26,771	-	-	26,771
Other expense	-	(549)	(2,329)	-	(6,654)	(9,532)

LOSS BEFORE INCOME TAXES AND OTHER ITEMS	(20,512)	(35,423)	(8,734)	(2,616)	(240,946)	(308,231)
(Provision) recovery of income and other taxes	(590)	(726)	5,647	1	59	4,391
Share of loss of significantly influenced investees	-	(1,056)	(54)	-	(1,160)	(2,270)

NET LOSS	(21,102)	(37,205)	(3,141)	(2,615)	(242,047)	(306,110)
NET LOSS (INCOME) ATTRIBUTABLE TO NONCONTROLLING INTERESTS	6,742	14,353	(882)	-	-	20,213

NET LOSS ATTRIBUTABLE TO TURQUOISE HILL RESOURCES LTD.	$(14,360)	$(22,852)	$(4,023)	$(2,615)	$(242,047)	$(285,897)

CAPITAL EXPENDITURES	$617,914	$19,525	$57,527	$118	$7	$695,091

TOTAL ASSETS	$5,501,597	$247,027	$799,005	$11,653	$456,876	$7,016,158

(a)	During the three months ended June 30, 2012, all of Inova’s revenue arose from sales in Australia to one customer.

(b)

During the three months ended June 30, 2012, all of SouthGobi’s revenue arose from coal sales in Mongolia. Revenue from the three largest customers were $2.7 million, $2.5 million and $2.3 million, respectively.

16.	FAIR VALUE ACCOUNTING

The ASC establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	FAIR VALUE ACCOUNTING (Continued)

Level 2:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at June 30, 2013
	Total	Level 1	Level 2	Level 3
Assets:
Long-term investments	$35,971	$21,155	$14,816	$-
Other long-term investments	251,148	-	-	251,148

	$287,119	$21,155	$14,816	$251,148

Liabilities:
Embedded derivative liability	$4,786	$-	$4,786	$-

	$4,786	$-	$4,786	$-

	Fair Value at December 31, 2012
	Total	Level 1	Level 2	Level 3
Assets:
Short-term investments	$15,000	$15,000	$-	$-
Long-term investments	37,472	37,472	-	-
Other long-term investments	270,612	-	-	270,612

	$323,084	$52,472	$-	$270,612

Liabilities:
Embedded derivative liability	$8,876	$-	$8,876	$-

	$8,876	$-	$8,876	$-

The Company’s short-term investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices of certain investments.

The Company’s freely tradeable long-term investments are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices of certain investments. Whereas, long-term investments with trading restrictions are classified within level 2 as they are valued by applying a liquidity discount to quoted market prices of certain investments.

The Company’s other long-term investments are classified within level 3 of the fair value hierarchy and consist of tax prepayments, the T-Bill and other investments.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

16.	FAIR VALUE ACCOUNTING (Continued)

The Company’s embedded derivative liability, included within the convertible credit facility (Note 7), is classified within level 2 of the fair value hierarchy as it is determined using a Monte Carlo simulation valuation model, which uses readily observable market inputs.

The table below sets forth a summary of changes in the fair value of the Company’s level 3 financial assets for the six month period ended June 30, 2013.

	Tax Prepayment	T-Bill	Other Investments	Totals
Balance, December 31, 2012	$153,941	$106,531	$10,140	$270,612
Accrued interest	1,360	1,529	-	2,889
Foreign exchange losses	-	-	(139)	(139)
Fair value redeemed	-	-	(10,239)	(10,239)
Unrealized losses included in other comprehensive income	(11,481)	(732)	-	(12,213)
Unrealized gains included in earnings	-	-	238	238

Balance, June 30, 2013	$143,820	$107,328	$-	$251,148

17.	DISCLOSURES REGARDING FINANCIAL INSTRUMENTS

(a)

Turquoise Hill is exposed to credit risk with respect to its accounts receivable. The significant concentrations of credit risk are situated in Mongolia, China and Australia. Turquoise Hill does not mitigate the balance of this risk.

(b)

Turquoise Hill is exposed to interest rate risk with respect to the variable rates of interest incurred on the interim funding facility (Note 8 (a)) and cash and cash equivalents. Interest rate risk is concentrated in Canada. Turquoise Hill does not mitigate the balance of this risk.

18.	CONTINGENCIES

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill accrues for such items when both a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

SouthGobi is subject to investigations by Mongolia’s Independent Authority against Corruption (“IAAC”) and the Mongolian State Investigation Office (“SIA”) regarding allegations against SouthGobi and some of its former employees and one current employee. The IAAC investigation concerns possible breaches of Mongolia’s anti-corruption laws, while the SIA investigation concerns possible breaches of Mongolia’s money laundering and taxation laws.

While the IAAC investigation into allegations of possible breaches of Mongolian anti-corruption laws has been suspended, SouthGobi has not received notice that the IAAC investigation is complete.

TURQUOISE HILL RESOURCES LTD.

Notes to the Consolidated Financial Statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands)

18.	CONTINGENCIES (Continued)

The SIA continues to enforce administrative restrictions, which were initially imposed by the IAAC investigation, on certain of SouthGobi’s Mongolian assets, including local bank accounts, in connection with its continuing investigation of these allegations.

The orders placing restrictions on certain of SouthGobi’s Mongolian assets could ultimately result in an event of default of SouthGobi’s convertible debenture. This matter remains under review by SouthGobi and its advisers, but to date, it is SouthGobi’s view that this would not result in an event of default as defined under the convertible debenture terms. However, in the event that the orders result in an event of default of SouthGobi’s convertible debenture that remains uncured for ten business days, the principal amount owing and all accrued and unpaid interest will become immediately due and payable upon notice to SouthGobi by CIC.

The orders relate to certain items of operating equipment and infrastructure and SouthGobi’s Mongolian bank accounts. The orders related to the operating equipment and infrastructure restricts the sale of these items; however, the orders do not restrict the use of these items in SouthGobi’s mining activities. The orders related to SouthGobi’s Mongolian bank accounts restrict the use of in-country funds. While the orders restrict the use of in-country funds pending outcome of the investigation, they are not expected to have any material impact on SouthGobi’s activities.